UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Omni Bio Pharmaceutical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00501N 10 3

(CUSIP Number)

James J. Killean, Ireland Stapleton Pryor & Pascoe, PC

717 17th Street, Suite 2800

Denver, CO 80202

303-628-3608

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00501N 10 3

1.	Names of Reporting Persons. F. Steven Mooney and Gayle S. Mooney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,685,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,685,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,685,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.0%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer. The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 per share, (the “Common Stock”), issued by Omni Bio Pharmaceutical, Inc., a Colorado corporation (the “Issuer”). The principal offices of the Issuer are located at 5350 South Roslyn St., Suite 430, Greenwood Village, CO 80111.

Item 2. Identity and Background.

(a) F. Steven Mooney and Gayle S. Mooney, a married couple.

(b) 4725 S. Monaco St, Suite 215, Denver, CO 80237.

(c) Both F. Steven Mooney and Gayle S. Mooney are retired.

(d) During the last five years neither F. Steven Mooney nor Gayle S. Mooney has been convicted in a criminal proceeding.

(e) During the last five years neither F. Steven Mooney nor Gayle S. Mooney has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) F. Steven Mooney and Gayle S. Mooney are both citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration. The source of all amounts used in purchasing the all securities of the Issuer owned by F. Steven Mooney and Gayle S. Mooney was personal funds. To date, F. Steven Mooney and Gayle S. Mooney have invested $3,285,000 in the purchase of Common Stock, warrants and a convertible note, including the investment of $150,000 on May 31, 2013.

Item 4. Purpose of Transaction. F. Steven Mooney and Gayle S. Mooney, a married couple, acquired all the securities of the Issuer that they own solely for the purpose of investment and not with a view toward any change of control of, or other extraordinary corporate transaction involving, the Issuer. F. Steven Mooney and Gayle S. Mooney may, from time to time, dispose of securities of the Issuer or acquire additional securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) F. Steven Mooney and Gayle S. Mooney, a married couple, are deemed to be the beneficial owner of 8,685,000 share of the Issuer’s Common Stock. This amount includes 3,385,000 shares of Common Stock held directly by F. Steven Mooney and Gayle S. Mooney jointly, as well as 800,000 warrants exercisable at $0.25, 400,000 warrants exercisable at $1.00, 500,000 warrants exercisable at $1.50, 1,600,000 warrants exercisable at $2.00, and convertible note equivalents of 2,000,000, for a total of 5,300,000 shares of Common Stock underlying purchase warrants and a convertible promissory note held jointly by F. Steven Mooney and Gayle S. Mooney. This represents approximately 20% of the Common Stock deemed to be outstanding.

(b) F. Steven Mooney and Gayle S. Mooney have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 8,685,000 shares of Common Stock.

(c) F. Steven Mooney and Gayle S. Mooney jointly acquired 600,000 shares of Common Stock on May 31, 2013 for a purchase price of $150,000 ($0.25 per share). On that same day, and as a result of the offering in which F. Steven Mooney and Gayle S. Mooney acquired such shares of Common Stock, the conversion price of the $500,000 convertible promissory note held by F. Steven Mooney and Gayle S. Mooney dropped from $1.00 per share to $0.25 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. The Reporting Party is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, except for the convertible note and warrants mentioned elsewhere in this document.

Item 7. Material to be Filed as Exhibits. None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2013

/s/ F. Steven Mooney
F. STEVEN MOONEY

/s/ Gayle S. Mooney
GAYLE S. MOONEY